UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC File Number 001-35232

NOTIFICATION OF LATE FILING	CUSIP Number 930427109

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

WageWorks, Inc.

Full Name of Registrant

Former Name if Applicable

1100 Park Place, 4th Floor

Address of Principal Executive Office (Street and Number)

San Mateo, California 94403

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

WageWorks, Inc. (the “Company”) is unable to file its annual report on Form 10-K for the year ended December 31, 2018 within the prescribed time period without unreasonable effort or expense.

As previously announced, the Company’s Board of Directors (the “Board”) concluded that certain financial statements for periods in 2016 and 2017 should be restated and should no longer be relied upon. The determination was made upon the recommendation of the audit committee (the “Audit Committee”) of the Board, as a result of its independent investigation of the Company’s accounting practices, financial statement reporting and internal control over financial reporting for fiscal 2016 and 2017, and after consultation with the Company’s independent auditors and management team. As a result of the restatement process, the Company is continuing to assess the adjustments to its financial statements and has been delayed in completing its final determination and review of its financial statements and internal controls over financial reporting for the fiscal year ended December 31, 2018.

As previously reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2018, the Board formed a Special Committee of directors to carry out an independent investigation and review the procedures, scope and findings of the Audit Committee’s investigation. The Special Committee was tasked with carrying out an independent investigation and review of the procedures, scope and findings of the Audit Committee’s investigation of the concerns raised by KPMG as well as the additional allegations made by former management’s counsel noted in the Company’s Form 8-K filed with the SEC on November 6, 2018, with full authority to take whatever follow-up measures it deems appropriate. The Special Committee has concluded its investigation. Among its findings, the Special Committee determined: that the Audit Committee’s investigation, conducted with the assistance of independent professionals, Paul Hastings LLC (“Paul Hastings”) was adequate; that the Audit Committee had a reasonable basis for its conclusion that no illegal acts had occurred; that Paul Hastings did not see communications or correspondence about KP Connector that they should have followed up on; and that neither the Audit Committee members nor Edgar Montes, then the Company’s President and Chief Operating Officer, knew that information regarding the government contract had not been timely disclosed to KPMG.

As a result of these events and related matters, as previously disclosed, the Company has experienced a delay in the completion of its financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and other related components of the Annual Report and does not currently expect to file its annual report on Form 10-K by the prescribed due date allowed pursuant to Rule 12b-25. The Company is working to complete the preparation of its financial statements for the fiscal quarters ended September 30, 2018, June 30, 2018 and March 31, 2018 and the Annual Report on Form 10-K for the fiscal years ended December 31, 2017 and December 31, 2018, and its 2016 and 2017 restated financials, as soon as practicable. Although the Company’s review is ongoing, to date, the Company has not identified any adjustments to the foregoing financial statements, or events in the restatement process as a whole, that would cause the Company’s financial results to differ materially from the Company’s previous disclosures.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ismail Dawood	(650)	577-5200
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☐    No  ☒

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Reports on Form 10-Q for the quarters ended September 30, 2018, June 30, 2018 and March 31, 2018 have not yet been filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WageWorks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 28, 2019	By:	/s/ Ismail Dawood
	Name:	Ismail Dawood
	Title:	Chief Financial Officer

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